                                                                       EXHIBIT 7
                            STOCK PURCHASE AGREEMENT

       This Agreement is entered into by and between First American Asset Management, a division of U.S. Bank National Association, on behalf of its clients (the "Seller") and John J. Fauth, an individual resident in the State of Minnesota (the "Purchaser"), on this 7th day of July, 1999.

       1. PURCHASE AND SALE OF STOCK. The Seller hereby agrees to sell to Purchaser on the date hereof in a transaction on the NASDAQ National Market an aggregate of 357,000 shares (the "Shares") of the Common Stock of TSI Incorporated, a Minnesota corporation ("TSI"), at $13.50 per share for a total purchase price of $4,819,500. The sale of the Shares shall be consummated by J.P.Morgan & Company on behalf of Purchaser. Settlement will occur in the normal course. Seller warrants that its clients have good and merchantable title to the Shares free and clear of all adverse claims, liens, security interests, voting trusts or agreements, proxies (other than as set forth below) and other encumbrances; that the Seller has the corporate power and all necessary authority to sell, transfer, deliver and convey the Shares to the Purchaser; and that the Seller has the sole voting and dispositive power with respect to the Shares.

       2. PROXY. As additional inducement for the Purchaser to purchase the Shares from the Seller, the Seller hereby grants to, and appoints, John J. Fauth, his successors and assigns, the Seller's irrevocable proxy and attorney-in-fact (with full power of substitution) to vote all of the Shares, and any other shares of the Common Stock as to which Seller has voting power, to the extent of any and all voting power which such Shares or other TSI common stock may have based on any record date prior to the date hereof, including without limitation all voting rights relating to TSI's annual meeting of shareholders presently scheduled for July 22, 1999 and any adjournments or reschedulings of that meeting. The Seller agrees that this proxy is irrevocable and coupled with an interest and agrees to take such further action and execute such other instruments as may be necessary to effectuate the intent of this proxy, and hereby revokes any proxy previously granted by the Seller to any party other than the Purchaser with respect to any shares of TSI's Common Stock which the Seller has a right to vote. This paragraph 2 shall be void in the event that the purchase price of the Shares is not paid. Notwithstanding the foregoing, the parties have agreed that Seller's voting rights as to 15,000 of the Shares are subject to confirmation, and will be included in the above referenced proxy if such voting rights are confirmed.

       3. MISCELLANEOUS. This Agreement constitutes the entire agreement between the parties with respect to the subject matter hereof and supersedes all other prior agreements and understandings, both written and oral. This Agreement may not be modified, amended, altered or supplemented, except upon the execution and delivery of a written agreement executed by the parties hereto. This Agreement shall be governed by and construed in accordance with the laws of the State of Minnesota. This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original, but all of which, when delivered, shall constitute one and the same Agreement.

       IN WITNESS WHEREOF, the Seller and the Purchaser have caused this Agreement to be duly executed as of the day and year first above written.

                                     First American Asset Management, a
                                     division of U.S. Bank National Association, on behalf of its clients



                                     By:
----------------------------------   ------------------------------------
      John J. Fauth                  Its:
                                     ------------------------------------


                             Page 10 of 10 Pages